EXHIBIT 99.19

CERTIFICATE OF OWNERSHIP AND MERGER
MERGING
VENUS MERGER HOLDINGS CORPORATION,
a Delaware corporation,
WITH AND INTO
VENUS CONCEPT INC.,
a Delaware corporation

(Pursuant to Section 253 of the
General Corporation Law of the State of Delaware)

* * * * *

Venus Merger Holdings Corporation, a Delaware corporation incorporated on the 3rd day of March, 2026 (the "Corporation"), pursuant to the provisions of the General Corporation Law of the State of Delaware does hereby certify as follows:

1. The Corporation is duly organized and validly existing under the General Corporation Law of the State of Delaware.

2. The Corporation owns (a) 95.40% of the outstanding shares of common stock, par value $0.0001 per share, and (b) 100% of the outstanding shares of preferred stock, par value $0.0001 per share, of Venus Concept Inc., a Delaware corporation incorporated on November 22, 2002 (the "Subsidiary") and existing under the General Corporation Law of the State of Delaware.

3. The Corporation, by the resolutions of its Board of Directors set forth on Exhibit A and duly adopted by unanimous written consent on the 30th day of March, 2026, determined to merge the Corporation with and into the Subsidiary pursuant to Section 253 of the Delaware General Corporation Law, (the "Merger") with the Subsidiary as the surviving corporation (the "Surviving Corporation").

4. By the resolutions of the Board of Directors of the Corporation as set forth on Exhibit A (the "Consent"), the signatory is an authorized officer of the Corporation that has been directed to make and execute this Certificate of Ownership and Merger and who is authorized and directed to do all acts and things whatsoever, whether within or without the State of Delaware, which may be in any way necessary or proper to effect the Merger.

5. The Certificate of Incorporation, as amended by the terms of the Consent pursuant to Section 251(e) of the General Corporation Law of the State of Delaware, and the bylaws of the Subsidiary as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the bylaws of the Surviving Corporation.

6. The Merger has been approved by the holders of all of the outstanding shares of stock of the Corporation by written consent in lieu of a meeting.

7. The effective time of the Merger (the "Effective Time") shall be 6:00pm EDT on March 30, 2026.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Ownership and Merger to be executed in its corporate name by an authorized officer this 30th day of March, 2026.

VENUS MERGER HOLDINGS CORPORATION

By: /s/ Avinash Amin_____

Name: Avinash Amin, MD

Its: President

Exhibit A

(Attached.)

WRITTEN CONSENT OF
THE BOARD OF DIRECTORS OF
VENUS MERGER HOLDINGS CORPORATION
TO
ACTION WITHOUT MEETING

March 30, 2026

The undersigned, being the sole member of the board of directors (the "Board") of Venus Merger Holdings Corporation, a Delaware corporation (the "Corporation"), in lieu of holding a special meeting of the Board, hereby (a) takes the following actions and adopt the following resolutions by unanimous written consent pursuant to the bylaws of the Corporation and Section 141(f) of the General Corporation Law of the State of Delaware (the "DGCL") and (b) directs that this written consent be filed with the minutes of the meetings of the Board of the Corporation.

WHEREAS, the Corporation lawfully owns (a) 95.40% of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), and (b) 100% of the outstanding shares of preferred stock, par value $0.0001 per share ("Preferred Stock", of Venus Concept Inc., a corporation organized and existing under the laws of the State of Delaware (the "Subsidiary");

WHEREAS, the Board has determined that it is advisable, fair and in the best interests of the Corporation and its stockholders to merge the Corporation with and into the Subsidiary (the "Merger"); and

WHEREAS, the Board desires to approve and adopt the Merger on the terms set forth below in accordance with Section 253 of the DGCL.

Approval of the Merger

NOW, THEREFORE, BE IT RESOLVED, that effective at 5:00pm EDT on March 30, 2026 (the "Effective Time"), the Corporation shall be merged with and into the Subsidiary upon the terms and conditions set forth below, with the Subsidiary being the surviving corporation (the "Surviving Corporation") and assuming all of the liabilities and obligations of the Corporation;

FURTHER RESOLVED, that an authorized officer of the Corporation be and is hereby directed to make and execute a Certificate of Ownership and Merger setting forth a copy of these resolution to approve the Merger and assume its liabilities and obligations, and the date of adoption thereof, and to file the same in the office of the Secretary of State of Delaware;

FURTHER RESOLVED, that the Certificate of Incorporation, as amended by the terms of this written consent pursuant to Section 251(e) of the DGCL, and the Bylaws of the Subsidiary as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation;

FURTHER RESOLVED, at the Effective Time, by virtue of the Merger and without any action on the part of the Corporation, the directors of the Corporation immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation, retirement, disqualification or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or applicable law;

FURTHER RESOLVED, at the Effective Time, by virtue of the Merger and without any action on the part of the Corporation, the officers of the Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation, retirement, disqualification or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation or applicable law;

FURTHER RESOLVED, that upon the Effective Time and without any action on the part of the holder thereof:

(a) All shares of Common Stock and Preferred Stock that are owned by the Subsidiary or the Corporation immediately prior to the Effective Time shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor (all such shares, the "Cancelled Shares").

(b) All issued and outstanding shares of capital stock of the Corporation immediately prior to the Effective Time shall be cancelled and converted into shares of the capital stock of the Surviving Corporation in the same number and classes as the shares of the capital stock of the Subsidiary held by the Corporation immediately prior to the Effective Time.

(c) Each issued and outstanding share of Common Stock as of immediately prior to the Effective Time (other than (i) Cancelled Shares and (ii) Appraisal Shares (as defined below), which shall be treated in accordance with clause (f) below) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $0.04 per share, without interest (the "Merger Consideration"). As of the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such share of Common Stock (each, a "Share Certificate") or non-certificated shares of Common Stock held in book-entry form (each, a "Book-Entry Share") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor and in accordance herewith.

(d) Each option to purchase shares of Common Stock, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall remain outstanding following the Effective Time.

(e) Each warrant to purchase shares of Common Stock (each, a "Warrant"), whether vested or unvested, that is outstanding and not exercised as of immediately prior to the Effective Time shall be treated in accordance with the terms of the applicable Warrant.

(f) Notwithstanding anything herein to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL ("Appraisal Shares") shall not be converted into the right to receive the Merger Consideration as provided in clause (c) above, but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; *provided*, *however*, that if any such person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL (whether occurring before, at or after the Effective Time), then the right of such person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in clause (b) above, without interest thereon;

FURTHER RESOLVED, at or prior to the Effective Time, the Corporation shall deposit or cause to be deposited with a paying agent designated by the Corporation (the "Paying Agent") an amount in cash sufficient to pay the aggregate Merger Consideration (such cash, being hereinafter referred to as the "Exchange Fund");

FURTHER RESOLVED, as promptly as practicable after the Effective Time, the Corporation shall cause the Paying Agent to mail to each person who was, immediately prior to the Effective Time, a holder of a Share Certificate (other than a Share Certificate representing (a) Canceled Shares or (b) Appraisal Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Share Certificate shall pass, only upon delivery of such Share Certificate (or affidavits in lieu thereof in accordance with the provisions below to the Paying Agent), which shall be in such form and shall have such other customary provisions as designated by the Corporation, and (ii) instructions for use in effecting the surrender of such Share Certificate to the Paying Agent in exchange for payment of the Merger Consideration;

FURTHER RESOLVED, upon delivery of a letter of transmittal, duly completed and validly executed in accordance with such letter's instructions (and such other customary documents as may reasonably be required by the Paying Agent), and surrender to the Paying Agent of Share Certificates (or affidavits in lieu thereof), the Corporation shall cause the Paying Agent to, as promptly as practicable, pay and deliver to the holder of such Share Certificate by wire transfer or check the aggregate Merger Consideration that such holder has the right to receive pursuant to this written consent (with respect to the shares of Common Stock formerly represented by such Share Certificate), and the Share Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated herein, each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated herein;

FURTHER RESOLVED, the persons who were, at the Effective Time, holders of Book-Entry Shares (other than (a) Canceled Shares or (b) Appraisal Shares) shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent or to take any other action to receive the Merger Consideration that such holder is entitled to receive pursuant hereto;

FURTHER RESOLVED, as promptly as practicable after the Effective Time, the Corporation shall cause the Paying Agent to pay and deliver to the holder of such Book-Entry Shares by wire transfer or check the aggregate Merger Consideration that such holder has the right to receive pursuant to this written consent;

FURTHER RESOLVED, with respect to shares of Common Stock held, directly or indirectly, through the Depository Trust Company ("DTC"), the Corporation shall establish procedures with the Paying Agent, DTC, DTC's nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time, the aggregate Merger Consideration to which the beneficial owners thereof are entitled to receive as a result of the Merger;

FURTHER RESOLVED, if payment of the Merger Consideration is to be made to a person other than the person in whose name a surrendered Share Certificate is registered, the Corporation may cause the Paying Agent to credit or pay the Merger Consideration, as the case may be, to such person only if such Share Certificate (if applicable) is properly endorsed and otherwise in proper form for transfer and is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Paying Agent that any applicable stock transfer or similar taxes required by reason of the payment of the Merger Consideration to a person other than the person in whose name the surrendered Share Certificate is registered have been credited or paid or are not applicable. Payment of the Merger Consideration, with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered in the stock transfer records of the Subsidiary;

FURTHER RESOLVED, from and after the Effective Time, the holders of the shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable law;

FURTHER RESOLVED, if any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by the Corporation, the posting by such person of a bond, in such reasonable amount as the Corporation may direct, as indemnity against any claim that may be made against the Corporation with respect to such Share Certificate, the Paying Agent (or, after dissolution of the Exchange Fund, the Corporation) will, in exchange for such lost, stolen or destroyed Share Certificate, pay and deliver to the holder of such Share Certificate by wire transfer or check the aggregate Merger Consideration that such holder has the right to receive pursuant to this written consent (with respect to such Share Certificate);

FURTHER RESOLVED, at any time following the first (1st) anniversary of the Effective Time, the Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund which has not been disbursed to holders of Share Certificates or Book-Entry Shares, and thereafter such holders who have not theretofore complied with this written consent shall be entitled to look only to the Corporation for, and the Corporation shall remain liable for, payment of such holders' claims for the Merger Consideration pursuant to the provisions of this written consent without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental authority shall become, to the extent permitted by applicable law, the property of the Corporation or its designee, free and clear of all claims or interest of any person previously entitled thereto;

FURTHER RESOLVED, each of the Corporation, the Paying Agent and their respective affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this written consent such amounts as are required to be deducted or withheld under applicable tax Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this written consent as having been paid to the person in respect of which such deduction or withholding was made. Any amounts so deducted or withheld shall be paid over to the relevant governmental authority; and

FURTHER RESOLVED, that the Certificate of Incorporation of the Surviving Corporation shall be amended as follows as of the Effective Time:

(a) Section 1 of Article IV of the Certificate of Incorporation of the Surviving Corporation, as presently in effect, is hereby amended by deleting Section 1 of Article IV in its entirety and replacing it with the following Section 1:

This Corporation is authorized to issue two classes of capital stock which shall be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is 310,000, of which 300,000 shares shall be Common Stock and 10,000 shares shall be Preferred Stock. The Common Stock shall have a par value of $0.0001 per share and the Preferred Stock shall have a par value of $0.0001 per share. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation with the power to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor.

(b) Section 3 of Article IV of the Certificate of Incorporation of the Surviving Corporation, as presently in effect, is hereby amended by deleting Section 3 of Article IV in its entirety and replacing it with the following Section 3:

"At 5:00pm eastern time on March 30, 2026 (the "Effective Time"), pursuant to the Delaware General Corporation Law, the shares of the Corporation's Common Stock, par value $0.0001 per share, and the shares of the Corporations Preferred Stock, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time and the shares of Common Stock and Preferred Stock issued and held in the treasury of the Corporation immediately prior to the Effective Time shall be combined into a smaller number of shares such that each one thousand (1,000) shares of issued and outstanding Common Stock immediately prior to the Effective Time are combined into one (1) validly issued, fully paid and nonassessable share of Common Stock, par value $0.0001 per share, and each one thousand (1,000) shares of issued and outstanding Preferred Stock immediately prior to the Effective Time are combined into one (1) validly issued, fully paid and nonassessable share of Preferred Stock, par value $0.0001 per share. Notwithstanding the immediately preceding sentence, no fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock or Preferred Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock or Preferred Stock as a result of the combination, following the Effective Time (after taking into account all fractional shares of Common Stock or Preferred Stock, as applicable, otherwise issuable to such holder), will automatically be entitled to receive an additional fraction of a share of Common Stock or Preferred Stock, as applicable, to round up to the next whole share. In any event, cash will not be paid for fractional share of Common Stock or Preferred Stock.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock or Preferred Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock or Preferred Stock, as applicable, after the Effective Time into which the shares of Common Stock or Preferred Stock, as applicable, formerly represented by such certificate shall have been combined, *provided*, *however*, that each person of record holding a certificate that represented shares of Common Stock or Preferred Stock, as applicable, that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock or Preferred Stock, as applicable, after the Effective Time into which the shares of Common Stock or Preferred Stock, as applicable, formerly represented by such certificate shall have been combined."

(c) Article V of the Certificate of Incorporation of the Surviving Corporation, as presently in effect, is hereby amended by deleting Article V in its entirety and replacing it with the following Article V:

"The business and affairs of the Corporation shall be managed by or under the direction of the Board and the directors need not be elected by written ballot. The number of directors which shall constitute the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. Except as otherwise expressly delegated by resolution of the Board, the Board shall have the exclusive power and authority to appoint and remove officers of the Corporation. Notwithstanding the foregoing provisions of this Article V, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal.

Subject to the special rights of the holders of one or more series of Preferred Stock to elect directors, any vacancies on the Board resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, except as otherwise provided by law, be filled by either (a) the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director, or (b) a majority of the voting power of all of the then-outstanding shares of the voting stock of the Corporation with the power to vote at an election of directors (the "Voting Stock"), voting together as a single class. Any director appointed in accordance with the preceding sentence shall hold office until such director's successor shall have been elected and qualified or until his or her earlier death, resignation, disqualification, retirement or removal."

(d) Section 1 of Article VI of the Certificate of Incorporation of the Surviving Corporation, as presently in effect, is hereby amended by deleting Section 1 of Article VI in its entirety and replacing it with the following Section 1:

"Subject to the special rights of the holders of one or more series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of the stockholders of the Corporation or by written consent of the stockholders in lieu of a meeting."

(e) Section 2 of Article VI of the Certificate of Incorporation of the Surviving Corporation, as presently in effect, is hereby amended by deleting Section 2 of Article VI in its entirety and replacing it with the following Section 2:

"Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time by the Board, chief executive officer or president (in the absence of a chief executive officer) or a majority of the then-outstanding shares of the Voting Stock, voting together as a single class."

(f) Section 3 of Article VI of the Certificate of Incorporation of the Surviving Corporation, as presently in effect, is hereby amended by deleting Section 3 of Article VI in its entirety and replacing it with the following Section 3:

"Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in any manner permitted by the DGCL as so amended."

(g) Article IX of the Certificate of Incorporation of the Corporation, as presently in effect, is hereby amended by deleting Article IX in its entirety and replacing it with the following Article IX:

"This Amended and Restated Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) may be amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the Voting Stock, voting together as a single class."

General

RESOLVED, that the President, Treasurer, Secretary and any other officer of the Corporation (each, an "Authorized Officer" and collectively, the "Authorized Officers") be, and hereby are, authorized, empowered and directed, in the name of and on behalf of the Corporation: (a) to make, execute, file and deliver, as applicable, any and all consents, certificates, documents, instruments, amendments, papers or writings as may be required to comply with applicable law (including any such federal or state securities law, including the distribution of an information statement or similar to the shareholders as may be required under the applicable law) in connection with or in furtherance of the foregoing resolutions, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereby such Authorized Officer or Authorized Officers to be deemed conclusive evidence of the authority of such Authorized Officer to do so from the Corporation and the approval of the Board and (b) to respond to all requests for additional information and to meet or confer, or to cause counsel to meet or confer, with appropriate governmental officials relating to the Merger and the transactions contemplated thereby;

FURTHER RESOLVED, that the Authorized Officers of the Corporation be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to take all such further action, including without limitation the modification of any terms of the Merger or any other agreements, documents, certificates and/or instruments deemed necessary or desirable in connection therewith, to cause to be prepared and filed all such documents, to make all expenditures and incur all expenses, and to execute and deliver all instruments which they in their discretion deem necessary to carry out the purposes and intent of the foregoing resolutions; and the execution by any such Authorized Officer of any such document or instrument or the payment of any such expenditures or expenses or the doing by them of any in connection with the foregoing matters shall conclusively establish their authority therefor from the Corporation and the approval and ratification by the Corporation of the documents or instruments so executed, the expenses or expenditures so paid and the action so taken; and

FURTHER RESOLVED, that any and all actions heretofore and/or hereafter taken by any officer of the Corporation (including any Authorized Officer) in connection with any transaction contemplated by the forgoing resolutions, be, and each of them hereby is, ratified, confirmed and approved in all respects.

This consent may be executed by facsimile, telecopy or other electronic means of reproduction, and such execution shall be considered valid, binding and effective for all purposes. This written consent may be signed in two or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute one and the same instrument. The actions taken by this written consent shall have the same force and effect as if taken by the undersigned at a meeting of the Board, duly called and constituted pursuant to the laws of the State of Delaware.

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IN WITNESS WHEREOF, the undersigned sole member of the Board has executed this Written Consent to Action Without Meeting as of the date first written above.

_____
Avinash Amin, MD